Exhibit (a)(1)(C)

SUMMARY OF STOCK OPTION EXCHANGE PROGRAM

Below is a summary of some aspects of the Stock Option Exchange Program that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•	You may only exchange outstanding options granted prior to May 1, 2008, with an exercise price greater than or equal to $16.404.

•	The number of new options that you receive will be based on an exchange ratio of point eight five (.85) new options for every one (1) exchanged option you tender pursuant to the offer.

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Your new options will be vested to the same extent and will continue to vest on the same schedule as your exchanged options were scheduled to vest. Thus, a portion of each new option grant will be vested on the new option grant date to the same extent the exchanged option was vested under the original vesting schedule as of the cancellation date, as adjusted to account for the exchange ratio. Vesting on any date is subject to your continued service to Riverbed or a subsidiary of Riverbed through each relevant vesting date.

•	Generally, any vested new options may be exercised by you at any time, unless certain exercisability restrictions apply due to requirements under local law.

•	You new option will have a maximum term of five (5) years from the grant date of the new option.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange and the related Election Form. You should carefully read all of these documents before you decide whether to participate in the Stock Option Exchange Program.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange. Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must access the offer website at https://riverbed.equitybenefits.com and follow the instructions on the offer website. The offer website will also provide you with certain information about your eligible options, including the grant date, the exercise price, the number of underlying shares and the election alternatives available to you.

If you are not able to submit your election electronically via the offer website as a result of technical failures of the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you must complete a paper election form and return it to the Company by hand delivery to Wendy Jennings or via facsimile to Wendy Jennings at (415) 520-9364. To obtain a paper election form, please contact Wendy Jennings at (415) 247-6329 or wendy.jennings@riverbed.com.

You must complete the election process (whether electronically or in paper form) in the foregoing manner before 9:00 p.m., Pacific Time, on May 29, 2008, unless the offer is extended. We will not accept delivery of any election after expiration of this offer. If we have not received all properly completed and signed documents before the offer expires, you will have rejected this offer and you will keep your current options. Documents submitted by U.S. mail or other post and Federal Express (or similar delivery service) are not permitted.

If you have any questions, please contract the Offer to Exchange Hotline at (415) 543-2101.